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                          November 9, 2021

       Milton C. Ault, III
       Executive Chairman
       Ault Global Holdings, Inc.
       11411 Southern Highlands Parkway, Suite 240
       Las Vegas, NV 89141

                                                        Re: Ault Global
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 29,
2021
                                                            File No. 333-260618

       Dear Mr. Ault:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Henry Nisser, Esq.